UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section

240.13d-1(a) and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AVEDRO, INC.

(Name of Issuer)

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

05355N109

(CUSIP Number)

Robert L. Davis
Senior Vice President, General Counsel and Secretary
Glaukos Corporation
229 Avenida Fabricante
San Clemente, California
(949) 367-9600

with a copy to:

Mark D. Peterson, Esq.

Andor D. Terner, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive

17th Floor

Newport Beach, California 92660-6429

(949) 760-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05355N109

1	Name of Reporting Person Glaukos Corporation

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 7,810,593 shares of common stock (1)

	9	Sole Dispositive Power None

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,810,593 shares of common stock (1)

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 43.3% (2)

14	Type of Reporting Person CO

(1) Represents 6,956,173 shares of outstanding Avedro Common Stock (as defined in Item 1 below), 739,229 shares of Avedro Common Stock issuable upon exercise of outstanding options that are exercisable within 60 days of August 7, 2019, 7,154 shares of Avedro Common Stock issuable upon settlement of outstanding restricted stock units that are expected to vest within 60 days of August 7, 2019 (including 1,051 performance stock units) and 108,037 shares of Avedro Common Stock issuable upon exercise of outstanding warrants, in each case, that may be deemed to be beneficially owned or held by the reporting person as a result of the Voting Agreements (as defined in Item 3 below) entered into with the Voting Agreement Stockholders (as defined in Item 3 below) and with respect to which each such stockholder granted the reporting person an irrevocable proxy to vote shares of Avedro Common Stock as further described herein.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Percentage calculation is based on 17,999,504 shares of Avedro Common Stock outstanding, which is comprised of 17,135,084 shares of Avedro Common Stock outstanding as of August 5, 2019 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Statement), 739,229 shares of Avedro Common Stock issuable upon exercise of outstanding options that are exercisable within 60 days of August 7, 2019, 7,154 shares of Avedro Common Stock issuable upon settlement of outstanding restricted stock units that are expected to vest within 60 days of August 7, 2019 (including 1,051 performance stock units) and 108,037 shares of Avedro Common Stock issuable upon exercise of outstanding warrants.

Item 1.         Security and Issuer.

This statement of Schedule 13D (this “Statement”) relates to the common stock, par value $0.00001 per share (the “Avedro Common Stock”) of Avedro, Inc. (“Avedro”).  The principal executive office of Avedro is 201 Jones Road, Waltham, Massachusetts 02451.

Item 2.         Identity and Background.

(a) The name of the corporation filing this statement is Glaukos Corporation, a Delaware corporation (“Glaukos”).

(b) The address of Glaukos’ principal office is 229 Avenida Fabricante, San Clemente, California 92672

(c) Glaukos is an ophthalmic medical technology and pharmaceutical company focused on the development and commercialization of novel therapies designed to treat glaucoma, corneal disorders and retinal diseases.

(d) Neither Glaukos nor, to Glaukos’ knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Glaukos nor, to Glaukos’ knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) To Glaukos’ knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Glaukos as of the date hereof.

Item 3.         Source and Amount of Funds or Other Consideration.

Glaukos entered into an Agreement and Plan of Merger, dated August 7, 2019 (the “Merger Agreement”), to acquire Avedro in a merger by which Atlantic Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Glaukos (“Merger Sub”) will merge with and into Avedro, with Avedro continuing as the surviving corporation (the “Merger”). Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, at the effective time of the Merger (the “Effective Time”), each share of Avedro Common Stock (other than shares of Avedro Common Stock owned by Glaukos, Merger Sub or Avedro or any direct or indirect wholly owned subsidiary of Glaukos or Avedro) issued and outstanding immediately prior to the effective time of the Merger will be automatically cancelled and converted into the right to receive, for each share of Avedro Common Stock, 0.365 of a share of common stock, par value $0.001, of Glaukos (“Glaukos Common Stock” and such amount of shares, the “Merger Consideration”). As an inducement for Glaukos to enter into the Merger Agreement and in consideration thereof, certain stockholders of Avedro identified on

Schedule B attached hereto (each a “Voting Agreement Stockholder” and, collectively, the “Voting Agreement Stockholders”), who together are the record and/or beneficial owners of 7,810,593 shares of Avedro Common Stock, entered into separate voting agreements with Glaukos, dated August 7, 2019 (the “Voting Agreements”), whereby each Voting Agreement Stockholder agreed (a) to refrain from transferring, or entering into an agreement or transaction to transfer, shares of Avedro Common Stock, except for certain share transfers permitted under each Voting Agreement, and (b) to vote all shares of Avedro Common Stock beneficially owned by the Voting Agreement Stockholder or acquired by the Voting Agreement Stockholder after the date of the Voting Agreements in favor of adopting the Merger Agreement as well as such other matters set forth in the Voting Agreements, and with respect to which, each Voting Agreement Stockholder granted Glaukos an irrevocable proxy granting Glaukos the right to vote on such Voting Agreement Stockholder’s behalf as provided in this sentence. Glaukos did not pay additional consideration to the Voting Agreement Stockholders in exchange for the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Statement are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Statement and the Form of Voting Agreement included as Exhibit 2 to this Statement, respectively. These agreements are incorporated into this Statement where such references and descriptions appear.

Item 4.         Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Statement relates to the Voting Agreements between Glaukos and the Voting Agreement Stockholders and the related Merger and Merger Agreement.

If the conditions set forth in the Merger Agreement are satisfied or waived, Glaukos, Merger Sub and Avedro shall cause the Merger to occur. Upon the consummation of the Merger, Merger Sub will merge with and into Avedro with Avedro continuing as the surviving corporation, and Glaukos will acquire all of the outstanding shares of Avedro Common Stock for the Merger Consideration. In addition, upon consummation of the Merger, (a) each outstanding and unexercised option to purchase Avedro Common Stock (whether vested or unvested) will be assumed by Glaukos and converted into an option to purchase a number of shares of Glaukos Common Stock and (b) each then-outstanding restricted stock unit issued by Avedro (an “Avedro RSU”) (but excluding any Avedro RSU that becomes vested prior to or as a result of the consummation of the Merger and is settled in shares of Avedro Common Stock that converts into the right to receive the Merger Consideration) will be assumed by Glaukos and converted into the right to receive a number of shares of Glaukos Common Stock, subject to certain terms and exceptions more fully described in the Merger Agreement. The warrants to purchase shares of Avedro Common Stock (an “Avedro Warrant”) issued in favor of each of Hercules Technology III, L.P. and OrbiMed Royalty Opportunities II, LP that are outstanding and unexercised as of immediately prior to the Effective Time will be assumed by Glaukos and converted into a warrant (an “Assumed Warrant”) to purchase a number of shares of Glaukos Common Stock, subject to certain terms and exceptions more fully described in the Merger Agreement, upon consummation of the Merger.  Each Avedro Warrant (other than Avedro Warrants that are being converted into Assumed Warrants) will be cancelled and converted into the right to receive a number of shares of Glaukos Common Stock, subject to certain terms and exceptions more fully described in the Merger Agreement, upon consummation of the Merger.

(c) Not applicable.

(d) The Merger Agreement provides that at the Effective Time of the Merger, the directors and officers of the Merger Sub shall become the directors and officers of Avedro (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Not applicable, except for such changes that would result from the Merger described in Item 3 above and in this Item 4.

(f) Not applicable.

(g) The Merger Agreement provides that at the Effective Time, the Certificate of Incorporation and Bylaws of Avedro shall be amended and restated in their entirety in accordance with the terms of Section 1.05 of the Merger Agreement.

(h)-(i) If the Merger is consummated as planned, all shares of Avedro Common Stock will cease to be listed on The NASDAQ Stock Market LLC and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Not applicable.

Item 5.         Interest in Securities of the Issuer.

(a)-(b)  Glaukos does not directly own any shares of Avedro Common Stock.  However, as described in Item 3 of this Statement, as a result of the Voting Agreements, Glaukos may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to be the beneficial owner of 7,810,593 shares of Avedro Common Stock (which is comprised of 6,956,173 shares of outstanding Avedro Common Stock, 739,229 shares of Avedro Common Stock issuable upon exercise of outstanding options that are exercisable within 60 days of August 7, 2019, 7,154 shares of Avedro Common Stock issuable upon settlement of outstanding restricted stock units that are expected to vest within 60 days of August 7, 2019 (including 1,051 performance stock units) and 108,037 shares of Avedro Common Stock issuable upon exercise of outstanding warrants).  Subject to the terms and conditions of the Voting Agreements, and based on the outstanding share holdings of the parties to the Voting Agreements and assuming the exercise and settlement of the options, restricted stock units and warrants referenced in this Statement, Glaukos is entitled to cast a total of 7,810,593, or approximately 43.3%, of the total votes that may be cast by Avedro stockholders (based on 17,999,504 shares of Avedro Common Stock outstanding, which is comprised of 17,135,084 shares of Avedro Common Stock outstanding as of August 5, 2019 (as represented in the Merger Agreement), 739,229 shares of Avedro Common Stock issuable upon exercise of outstanding options that are exercisable within 60 days of August 7, 2019, 7,154 shares of Avedro Common Stock issuable upon settlement of outstanding restricted stock units that are expected to vest within 60 days of August 7, 2019 (including 1,051 performance stock units) and 108,037 shares of Avedro Common Stock issuable upon exercise of outstanding warrants). However, Glaukos does not control the voting of such shares with respect to matters other than as described in Item 3 above, and does not possess any other rights as an Avedro stockholder with respect to such shares. Glaukos disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Glaukos as to the beneficial ownership of such shares.

In addition, Thomas W. Burns beneficially owns 3,005 shares of Avedro Common Stock as a result of the vesting of restricted stock units on August 6, 2019 and 119,774 shares of Avedro Common

Stock issuable upon exercise of outstanding options that fully vested on August 6, 2019. However, Glaukos does not control the voting of such shares with respect to any matters, and does not possess any rights as an Avedro stockholder with respect to Mr. Burns’ shares.

Glaukos does not have sole voting or sole dispositive power with respect to any shares of Avedro Common Stock, but may be deemed to have shared voting power with respect to the 7,810,593 shares of Avedro Common Stock described in this Item 5.  Glaukos may be deemed to share with the Voting Agreement Stockholders the power to vote such shares of Avedro Common Stock as described in Item 4 of this Statement.  Other than as a result of the restrictions on transfer described under Item 4 above, which preclude the sale or other transfer of the shares held by the Voting Agreement Stockholders (the “Subject Shares”) during the term of each Voting Agreement, to the knowledge of Glaukos, the Voting Agreement Stockholders have sole dispositive power over, and the power to direct the proceeds from the sale of, the Subject Shares.

Except as described in this Statement, neither Glaukos nor any person listed on Schedule A hereto has any beneficial ownership interest in Avedro.

(c) As described in Items 3 and 4 of this Statement, Glaukos has entered into the Voting Agreements and the Merger Agreement within the last 60 days.  Other than described in this Statement, neither Glaukos nor, to the knowledge of Glaukos, any person listed on Schedule A hereto has effected any other transaction in shares of Avedro Common Stock during the past 60 days.

(d) To the knowledge of Glaukos, no person, other than the Voting Agreement Stockholders and Mr. Burns, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Avedro Common Stock covered by this Statement.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The terms of the Merger Agreement and Voting Agreements are described under Items 3 and 4(a)-(b) above. The Voting Agreements also apply to any shares of Avedro Common Stock acquired by the Voting Agreement Stockholders after the date of the Voting Agreements, including by means of exercise of stock options or settlement of restricted stock units.

Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of Avedro, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Avedro.

Item 7.         Materials to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1

Agreement and Plan of Merger, dated as of August 7, 2019, by and among Glaukos Corporation, Atlantic Merger Sub, Inc., a wholly owned subsidiary of Glaukos, and Avedro, Inc. (incorporated by reference to Exhibit 2.1 of the Avedro, Inc. Current Report on Form 8-K (File No. 001-37463) filed with the Commission on August 8, 2019).

2

Form of Voting Agreement, dated August 7, 2019, by and between Glaukos Corporation and certain stockholders of Avedro, Inc. (incorporated by reference to Exhibit 10.1 of the Avedro Inc. Current Report on Form 8-K (File No. 001-37463) filed with the Commission on August 8, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2019

GLAUKOS CORPORATION

By:	/s/ Robert L. Davis
	Name:	Robert L. Davis
	Title:	Senior Vice President, General Counsel and Quality Affairs

Schedule A

Directors and Executive Officers of Glaukos Corporation

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Glaukos Corporation. Except as indicated below, the business address of each person is c/o Glaukos Corporation, 229 Avenida Fabricante, San Clemente, California 92672.

BOARD OF DIRECTORS

Thomas W. Burns President, Chief Executive Officer and Director of Glaukos Corporation; President, Chief Executive Officer and Director of Atlantic Merger Sub, Inc.

William J. Link

Chairman and Director of Glaukos Corporation; Managing Director and Co-founder of Versant Ventures Management LLC; Director of Edwards Lifesciences Corporation; Director of Second Sight Medical Products, Inc.

Versant Ventures Management LLC

1 Sansome Suite 3630

San Francisco, California 94104

Edwards Lifesciences Corporation

One Edwards Way

Irvine, California 92614

Mark J. Foley Director of Glaukos Corporation; Managing Director at RWI Ventures, Inc.; Director of Revance Therapeutics, Inc. RWI Ventures, Inc. 545 Middlefield Rd # 220 Menlo Park, California 94025	Marc A. Stapley Director of Glaukos Corporation; Director of Helix; Director of Premier Foods, Inc.

David F. Hoffmeister Director of Glaukos Corporation; Director of Celanese Corporation; Director of ICU Medical, Inc.; Director of Kaiser Permanente	Aimee S. Weisner Director of Glaukos Corporation

EXECUTIVE OFFICERS

Name	Title
Thomas W. Burns	President, Chief Executive Officer and Director
Chris M. Calcaterra	Chief Operating Officer
Joseph E. Gilliam	Chief Financial Officer and Senior Vice President, Corporate Development

Schedule B

STOCKHOLDERS PARTY TO VOTING AGREEMENTS WITH GLAUKOS

The following table sets forth the name of the Voting Agreement Stockholders that entered into Voting Agreements with Glaukos in connection with the Merger Agreement and the aggregate number of shares beneficially owned by each Voting Agreement Stockholder as of August 7, 2019. Except as indicated below, the business address of each Voting Agreement Stockholder set forth on this Schedule B is c/o Avedro, 201 Jones Road, Waltham Massachusetts 02451.

Stockholder Party to Voting Agreement	Shares Beneficially Owned and Subject to a Voting Agreement	Percent of Class (9)
Entities affiliated with OrbiMed Private Investments VI, LP (1)	4,346,745	24.15%
HealthQuest Partners II, L.P. (2)	1,437,096	7.98%
LAV Agile Limited (3)	1,213,733	6.74%
Reza Zadno, Ph.D. (4)	609,494	3.39%
Garheng Kong, M.D., Ph.D.(5)	0	0.00%
Hongbo Lu, Ph.D. (6)	0	0.00%
Robert J. Palmisano (7)	77,713	0.43%
Jonathan Silverstein (8)	0	0.00%
Donald J. Zurbay (9)	30,294	0.17%
Thomas E. Griffin (10)	95,518	0.53%

(1)              Consists of (a) 4,240,128 shares of common stock held by OrbiMed Private Investments VI, LP, or OPI VI, and (b) 106,617 shares of common stock issuable upon exercise of a common stock warrant held by OrbiMed Royalty Opportunities II, LP, or ORO II.OrbiMed Capital GP VI LLC, or GP VI, is the general partner of OPI VI. OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of GP VI. OrbiMed ROF II LLC, or ROF II, is the sole general partner of ORO II, and OrbiMed Advisors is the sole managing member of ROF II. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan Silverstein. The address of OrbiMed Advisors is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(2)              The address for HealthQuest Partners II, L.P. is 1301 Shoreway Road, Suite 350, Belmont, California 94002.

(3)              The address for LAV Agile Limited is Unit 1109-10, Two Chinachem Central, 26 Des Voeux Road Central, Hong Kong.

(4)              Consists of (i) 315 shares of common stock that are held by the Martine and Reza Zadno Revocable Trust, for which Dr. Zadno is a co-trustee and shares voting and investment power, (ii) 13,668 shares of common stock held by Dr. Zadno, (iii) 589,364 shares of common stock issuable upon the exercise of options granted to Dr. Zadno that are exercisable within 60 days of August 7, 2019 and (iv) 6,147 shares of common stock issuable to Dr.

Zadno upon vesting of restricted stock units within 60 days of August 7, 2019 (including 1,051 performance stock units).

(5)              Consists of (i) 0 shares of common stock issuable upon the exercise of options granted to Dr. Kong that are exercisable within 60 days of August 7, 2019 and (ii) 0 shares of common stock issuable to Dr. Kong upon vesting of restricted stock units within 60 days of August 7, 2019. Dr. Kong is the managing member of HealthQuest Venture Management II, L.L.C., the general partner of HealthQuest Partners II, L.P. HealthQuest Management may be deemed to have voting and dispositive power over the shares held by HealthQuest.

(6)              Consists of (i) 0 shares of common stock issuable upon the exercise of options granted to Dr. Lu that are exercisable within 60 days of August 7, 2019 and (ii) 0 shares of common stock issuable to Dr. Lu upon vesting of restricted stock units within 60 days of August 7, 2019.

(7)              Consists of (a) (i) 37,733 shares of common stock held by the Robert J. Palmisano 2010 Trust, (ii) 1,420 shares of common stock issuable upon exercise of a warrant held by the Robert J. Palmisano 2010 Trust, for which Mr. Palmisano is a co-trustee and shares voting and investment power, and (b) (i) 38,560 shares of common stock issuable upon the exercise of options granted to Mr. Palmisano that are exercisable within 60 days of August 7, 2019 and (ii) 0 shares of common stock issuable to Mr. Palmisano upon vesting of restricted stock units within 60 days of August 7, 2019.

(8)              Consists of (i) 0 shares of common stock issuable upon the exercise of options granted to Mr. Silverstein that are exercisable within 60 days of August 7, 2019 and (ii) 0 shares of common stock issuable to Mr. Silverstein upon vesting of restricted stock units within 60 days of August 7, 2019. Mr. Silverstein is a member of OrbiMed Advisors, as described above in footnote (1).

(9)              Consists of (i) 3,500 shares of common stock that are held by Mr. Zurbay, (ii) 26,794 shares of common stock issuable upon the exercise of options granted to Mr. Zurbay that are exercisable within 60 days of August 7, 2019 and (ii) 0 shares of common stock issuable to Mr. Zurbay upon vesting of restricted stock units within 60 days of August 7, 2019.

(10)       Consists of (i) 10,000 shares of common stock that are held by Mr. Griffin, (ii) 84,511 shares of common stock issuable upon the exercise of options granted to Mr. Griffin that are exercisable within 60 days of August 7, 2019 and (ii) 1,007 shares of common stock issuable to Mr. Griffin upon vesting of restricted stock units within 60 days of August 7 2019.

(11)       Based on 17,999,504 shares of Avedro common stock outstanding, which is comprised of 17,135,084 shares of Avedro Common Stock outstanding as of August 5, 2019 (as represented in the Merger Agreement), 739,229 shares of Avedro Common Stock issuable upon exercise of outstanding options that are exercisable within 60 days of August 7, 2019, 7,154 shares of Avedro Common Stock issuable upon settlement of outstanding restricted stock units that are expected to vest within 60 days of August 7, 2019 (including 1,051 performance stock units) and 108,037 shares of Avedro Common Stock issuable upon exercise of outstanding warrants.